IMMUCELL CORPORATION AND SUBSIDIARY

                         EXHIBIT 10.26****


     License Agreement between the Registrant and Murray Goulburn Co-operative Co., Limited dated November 14, 1997.

















****Confidential Treatment as to certain portions has been requested effective until November 14, 2012. The copy filed as an exhibit omits the information subject to the confidentiality request. The omitted information has been deleted and replaced with [*].

                               LICENSE AGREEMENT

         THIS LICENSE AGREEMENT (the "Agreement") is made as of this 14th day of November, 1997, by and between ImmuCell Corporation, a Delaware corporation with its principal place of business at 56 Evergreen Drive, Portland, Maine 04103 ("ImmuCell"), and Murray Goulburn Co-operative Co., Limited, an Australian corporation with its principal place of business at 140 Dawson Street, Brunswick Victoria 3056, Australia ("Murray Goulburn").

                                    RECITALS

         WHEREAS, ImmuCell owns or controls certain proprietary and other rights relating to the purification of milk proteins from cows' milk; and

         WHEREAS, Murray Goulburn desires to license certain of these rights from ImmuCell to develop and commercialize selected milk proteins from cows' milk; and

         WHEREAS, ImmuCell desires to have Murray Goulburn develop and commercialize such proteins on the terms and conditions set forth below;

         NOW THEREFORE, in consideration of the mutual covenants and conditions contained herein, the parties hereto agree as follows:

                            ARTICLE 1 - DEFINITIONS

        1.1 ADVANCED SEPARATION TECHNOLOGIES INCORPORATED ("AST"). AST is a third party company located in Lakeland, Florida.

        1.2 AGRIMARK LICENSE is a license granted by ImmuCell to AgriMark, Inc. of Methuen, Massachusetts to buy and use one and only one ISEP/CSEP System to manufacture Whey Protein Products and other whey proteins in AgriMark's
Middlebury, Vermont cheese factory.   The AgriMark License allows AgriMark to
process whey from the Middlebury plant only and not from any other sources.

        1.3 AFFILIATE shall mean any corporation or business entity controlled by, controlling, or under common control with, a party to this Agreement. For this purpose, "control" shall mean direct or indirect beneficial ownership of at least fifty percent (50%) of the voting stock or income interest in such corporation or other business entity, or such other relationship as, in fact, constitutes actual control.

        1.4 CONFIDENTIAL INFORMATION shall mean any know-how, technology, expertise and information, whether or not patented or patentable, copyrighted or copyrightable, and any designs, processes, procedures, formulae, or improvements which relate to the development, formulation, production, manufacture or marketing of the Whey Protein Product and which are confidential and commercially valuable in the sense that their confidentiality affords the disclosing party a competitive advantage over its competitors.

        1.5 EFFECTIVE DATE shall mean the date set forth in the preamble of this Agreement.



        1.6 IMPROVEMENTS shall mean any and all inventions, modifications, discoveries, ideas, developments and enhancements related to the manufacture of the Whey Protein Products, which inventions, etc., are conceived or first reduced to practice prior to the termination of this License Agreement.

        1.7 THE ISEP/CSEP SYSTEM shall mean certain patented process and equipment technology owned by AST relating to the design, manufacture and operation of equipment for use in continuous chromatography described in U.S. Patent Nos. 4,522,726, 4,764,276, 4,808,317 and 5,069,883.

        1.8 The ISEP/CSEP TECHNOLOGY shall mean know-how, technology, information and processes owned by and/or licensed to ImmuCell and used in manufacturing Whey Protein Products using the ISEP/CSEP System, together with all Improvements thereto.

        1.9 WHEY PROTEIN PRODUCTS shall mean alpha lactalbumin, beta lactoglobulin, Bovine Serum Albumin, casein peptides, Proteose-Peptone Fraction, lipoprotein, growth factors, phosphoproteins, and glycoproteins, alone or in combination, derived from the milk or whey of dairy cows. Lactoferrin, immunoglobulins and all proteins derived from transgenic animals are specifically excluded.

        1.10 WHEY PROTEIN PRODUCT TECHNOLOGY shall mean know-how, technology, information, processes owned by ImmuCell to be used in the manufacture of Whey Protein Products.


             ARTICLE 2 - REPRESENTATIONS, WARRANTIES  AND COVENANTS

        2.1   BY IMMUCELL.   ImmuCell hereby represents, warrants and covenants
to and with Murray Goulburn the following:

              (a) It is a corporation validly formed and existing under the laws of the State of Delaware.

              (b) It has a license from AST to use the ISEP/CSEP System to purify certain milk and whey proteins, and has full power and authority to extend the rights granted to Murray Goulburn in this Agreement.

              (c) There are no prior or contemporaneous assignments, grants, licenses, encumbrances, obligations or agreements, either written or oral, express or implied, to which it is a party, that are inconsistent with this Agreement.

              (d) To the best of ImmuCell's knowledge, the production, use and sale of the Whey Protein Products using the ISEP/CSEP System does not violate or infringe upon any patent or proprietary rights of any third party.

              (e) There is no known legal impediment to the license granted in this Agreement and ImmuCell is aware of no pending or threatened litigation that might create a legal impediment in the future.

             (f)   The execution, delivery and performance of this Agreement
(i) have been duly and effectively authorized by all necessary corporate or other actions and (ii) do not violate, conflict with, or result in the breach of any provision of its Certificate of Incorporation, Bylaws or any comparable document, or of any agreement to which it is a party.

            (g) This Agreement is binding on and enforceable against ImmuCell in accordance with its terms.

            (h) ImmuCell makes no representations or warranties that the ISEP/CSEP Technology or ISEP/CSEP System can be used to manufacture Whey Protein Products or that the ISEP/CSEP System meets regulatory requirements for the manufacture of Whey Protein Product.

            (i) ImmuCell shall pay all license fees required to maintain its exclusive rights to all ISEP/CSEP Technology and the ISEP/CSEP System as called for in ImmuCell's license with AST, except that ImmuCell will not be required to meet any purchase requirements for the ISEP/CSEP System needed to maintain its exclusive license to use the ISEP/CSEP System.

        2.2 BY MURRAY GOULBURN. Murray Goulburn hereby represents, warrants and covenants to ImmuCell the following:

              (a) It is a corporation validly formed and existing under the laws of the State of Victoria, Australia.

              (b) There are no prior or contemporaneous assignments, grants, licenses, encumbrances, obligations or agreements, either written or oral, express or implied, to which it is a party, that are inconsistent with this Agreement.

             (c)   The execution, delivery and performance of this Agreement
(i) have been duly and effectively authorized by all necessary corporate or other actions and (ii) do not violate, conflict with, or result in the breach of any provision of its Certificate of Incorporation, Bylaws or any comparable document, or of any agreement to which it is a party.

            (d) This Agreement is binding on and enforceable against Murray Goulburn in accordance with its terms.

            (e) Murray Goulburn agrees to return the L-100 Pilot ISEP System to Middlebury, Vermont, at its own risk and expense, within thirty days of the execution of this Agreement unless it chooses to buy the L-100 Pilot ISEP for $100,000(USD), in which case Murray Goulburn will make such payment within this same thirty day period.

                        ARTICLE 3 - GRANT OF LICENSE


        3.1  LICENSE.   ImmuCell hereby grants to Murray Goulburn, and Murray
Goulburn hereby accepts, (i) a world-wide license to use Whey Protein Product Technology and (ii) a right and license to buy from AST and use the ISEP/CSEP System and the ISEP/CSEP Technology, to manufacture and sell Whey Protein Products. Subject to paragraph 2.1(i), for so long as ImmuCell shall retain its exclusive rights to the ISEP/CSEP Technology and the ISEP/CSEP System as set forth in the AST Agreement (as hereinafter defined), the licenses granted by ImmuCell to Murray Goulburn hereunder shall be exclusive with respect to the right to use Whey Protein Product Technology, the ISEP/CSEP System and the ISEP/CSEP Technology to make Whey Protein Products, with the exception of the AgriMark License . This Agreement shall also be subject to all the terms of the license agreement between ImmuCell and AST made prior to this Agreement and included as Schedule A to this Agreement (the "AST Agreement"). If any terms of this Agreement are contrary to the terms of the agreement between AST and ImmuCell the terms of the AST Agreement will take precedence.


                          ARTICLE  4  -  LICENSE TERMS


         4.1   LICENSE FEE   Murray Goulburn will pay to ImmuCell an upfront
license fee of $250,000 (USD) at contract signing.

         4.2   LICENSE TERMS    Murray Goulburn shall place a purchase order
for a [*] ISEP System from AST on or before December 1, 1997.   In addition to
the license fee set forth in Section 4.1, Murray Goulburn shall pay ImmuCell on a quarterly basis a [*] royalty on sales by Murray Goulburn of all Whey Protein Products manufactured using the ISEP/CSEP System during the term of the
Agreement.   In the event that Whey Protein Products shall be sold for cash or currency other than United States dollars, the sales price of the Whey Protein Products sold in each calendar quarter shall be converted to United States dollars based upon the currency exchange rate published by the largest commercial bank in Australia and in effect as of the date upon which each quarterly report referred to in Section 4.3 below shall be prepared by Murray Goulburn. Such royalties shall accrue with respect to each Whey Protein Product upon the date of shipment by Murray Goulburn of such products to the customer or other recipient thereof, and shall be payable within thirty (30) days after the end of each calendar quarter with respect to the Whey Protein Products shipped by Murray Goulburn in such calendar quarter. Payment of royalties hereunder shall be made in United States dollars.

        4.3 ACCOUNTING. In addition to making royalty payments required pursuant to Section 4.2, Murray Goulburn shall provide to ImmuCell a quarterly report no later than thirty days (30) after the end of each calendar quarter during the term of the Agreement, setting forth an accounting as to sales of the Whey Protein Products subject to the payment of royalties hereunder, the currency exchange rate applied, and the royalties payable in respect thereto for the previous calendar quarter.

        4.4  RECORD KEEPING.   Murray Goulburn shall keep accounts and records
in sufficient detail to enable the royalties due hereunder to be determined. Murray Goulburn agrees to make such records available for inspection by authorized representatives of ImmuCell at such place or places such records are kept upon reasonable notice and at reasonable hours of the day during which the offices of Murray Goulburn are open for business to the extent necessary to verify the accuracy of the reports and payments required hereunder. ImmuCell agrees to hold strictly confidential all information learned in the course of any audit or inspection hereunder except to the extent that it is necessary for ImmuCell to reveal such information in order to enforce its rights under this Agreement or to comply with the law. Inspections conducted under this Section
4.4 shall be at the expense of ImmuCell, unless a variation or error producing an increase exceeding five percent (5%) of the amount stated as having been due by Murray Goulburn for any period covered by the inspection is established during the course of any such inspection, whereupon all costs relating to the inspection for such period and any unpaid amounts that are so established shall be paid by Murray Goulburn.

        4.5 WITHHOLDING TAXES. All payments hereunder shall be net of any withholding for or on account of any present or future taxes, levies, imposts, duties or other similar charges of whatsoever nature imposed by any government or taxing authority thereof (other than taxes on or measured by the net income of ImmuCell pursuant to the laws of the United States) (collectively, the "Taxes"). Murray Goulburn shall pay all amounts required hereunder in order that the net amount received by ImmuCell shall be free and clear of all Taxes and shall not be less than the amounts otherwise specified to be paid under this Agreement.

      Murray Goulburn will indemnify ImmuCell against, and reimburse ImmuCell on demand for, any taxes and any loss, liability, claim, or expense, including interest, penalties and legal fees, which ImmuCell may incur at any time arising out of or in connection with any failure of Murray Golburn to make any payment of Taxes when due. Murray Goulburn shall pay all Taxes at the times and in the manner prescribed by law.

        4.6 TERM. This Agreement shall commence on the Effective Date and shall terminate on the earlier of i) fifteen years from the Effective Date, or ii) the period ending two years following the first sale of alpha lactalbumin or beta lactoglobulin in commercial quantities manufactured using the ISEP/CSEP System by a third party company who is not a sub-licensee of the ISEP/CSEP System through ImmuCell.

For purposes of the preceding sentence, commercial quantities shall mean annual production that is more than 25% of Murray Goulburn's annual production.
Murray Goulburn agrees that if it shall manufacture any individual Whey Protein Products using a technology or process not subject to the [*] royalty payment, its license rights with respect to such Whey Protein Products will terminate and ImmuCell will have the right to grant such license rights to other third parties to manufacture and sell such Whey Protein Products.


                   ARTICLE 5 -  PATENT AND TECHNOLOGY RIGHTS

        5.1 RIGHTS TO IMMUCELL'S IMPROVEMENTS. Any Improvements to the Whey Protein Product Technology developed by ImmuCell prior to or up to one year after the execution of this Agreement shall be automatically included in the license granted hereunder to Murray Goulburn, with full rights to sublicense. Any Improvements to the Whey Protein Product Technology developed by ImmuCell after the first aniversary of this Agreement will not be included in the Agreement unless specifically agreed to in writing by ImmuCell.
        5.2 RIGHTS TO MURRAY GOULBURN'S IMPROVEMENTS. Murray Goulburn hereby grants to ImmuCell a perpetual, non-exclusive, royalty free license to use any Improvements made by Murray Goulburn if such Improvements can only be implemented using the ISEP/CSEP System. Such rights may be sub-licensed by ImmuCell to AST on the same terms.


                           ARTICLE  - 6   TERMINATION

         6.1   TERMINATION BY MURRAY GOULBURN.   Murray Goulburn may terminate
this Agreement at any time by giving one years' written notice of such termination to ImmuCell. In the event that Murray Goulburn terminates this Agreement, Murray Goulburn shall continue to pay royalties and meet all obligations during the one year termination period. Murray Goulburn agrees not to use the ISEP/CSEP System to manufacture Whey Protein Products for a period of three years after it gives notice of early termination of this Agreement.
If the Agreement terminates under any provision of Section 4.6 of this Agreement, Murray Goulburn will continue to have non-exclusive rights to continue manufacturing Whey Protein Products after such termination.

        6.2 TERMINATION BY IMMUCELL. ImmuCell may terminate this Agreement at any time upon sixty (60) days' advance notice to Murray Goulburn if Murray Goulburn breaches any term, provision or covenant hereof which is not cured by Murray Goulburn within the sixty (60) day notice period provided above. In the event Murray Goulburn disputes any ImmuCell claim of an event of breach under this Section, and such dispute is submitted to arbitration under Section 8.10, the cure period for the alleged breach shall be tolled until the earlier of (a) an agreement by the parties to settle the matter in dispute without further arbitration, or (b) a final decision of the arbitration panel.

        6.3 SURVIVAL If either party so terminates this Agreement, except for Sections 6.1, 7.2, 8.10 and 8.11 hereof, and the obligation of Murray Goulburn to pay accrued royalties to the date of termination, all rights and future obligations of the parties shall cease as of the effective date of termination. Upon such termination, Murray Goulburn shall promptly return to ImmuCell all Confidential Information of ImmuCell in the possession of Murray Goulburn.


                      ARTICLE 7 - INDEMNITY AND INSURANCE

        7.1   GENERAL INDEMNIFICATION   Each party agrees to indemnify and hold
the other party harmless against any and all losses, liabilities, damages, claims, judgments, demands, and expenses, reasonable attorneys' fees and all other costs (hereinafter collectively or individually referred to as a "Loss") arising out of or in connection with (i) the breach by the indemnifying party of any of its representations or warranties contained in this Agreement, or
(ii) the nonperformance, partial or total, of any covenants of the indemnifying party contained in this Agreement. As a condition to the indemnified party's right to indemnification under this Section 7.1, the indemnified party shall give prompt notice to the indemnifying party of any suits, claims or demands by third parties which may give rise to any Loss for which indemnification may be required under this Section. The indemnifying party shall be entitled to assume the defense and control of any suit, claim or demand of any third party at its own cost and expense.

        7.2 SPECIFIC INDEMNIFICATION. Without limiting the general indemnity provisions of Section 7.1 Murray Goulburn shall indemnify ImmuCell for any Loss arising out of or connected with (i) any negligence or willful misconduct of Murray Goulburn during the term of this Agreement, or (ii) any sale by Murray Goulburn of Whey Protein Products.

        7.3 INSURANCE. Murray Goulburn agrees to maintain during the term hereof liability insurance against loss or damage in the minimum amount of $1,000,000 per occurrence and in a minimum aggregate of $1,000,000. Murray Goulburn will name ImmuCell as an additional insured on said policy, and will, upon written request, provide a certificate of insurance evidencing such coverage.


                        ARTICLE 8 - GENERAL PROVISIONS

       8.1 NOTICES. Except as otherwise specified herein, any notices permitted or required by this Agreement shall be sent by telephonically confirmed telecopy, by recognized overnight mail service or by certified or registered mail, return receipt requested except that normal correspondence not related to termination, defaults, or rights to manufacture may be sent by first class mail. Any such notice shall be effective when received if sent and addressed as follows or to such other address as may be designated by such party in writing and delivered in accordance with this Section 8.1:

If to ImmuCell:        ImmuCell Corporation
                       56 Evergreen Drive
                       Portland, Maine 04103
                       Attention:  President
                       Telephone: (207) 878-2770  fax (207) 878-2117

with a copy to:        Jeffrey A. Clopeck, Esq.
                       Day, Berry & Howard
                       260 Franklin Street
                       Boston, Massachusetts 02110-3109
                       Telephone: (617) 345-4600
                       Telefax:     (617) 439-4453

If to Murray Goulburn: Murray Goulburn Co-ooperative Co.,  Limited
                       140 Dawson Street
                       Brunswick   Victoria  3056
                       Australia
                       Attention:  Director-
                                   Research and Development/Technical
Services

      8.2 ENTIRE AGREEMENT; AMENDMENT. The parties acknowledge that this Agreement sets forth the entire agreement and understanding of the parties and supersedes all prior written or oral agreements or understandings with respect to the subject matter hereof. No modification or amendment of any of the terms of this Agreement shall be deemed to be valid unless in writing and signed by both parties hereto.

       8.3 WAIVER. No waiver by any party of any default shall operate as a waiver of any other default or of the same default on a future occasion.

       8.4 ASSIGNMENT. Neither party shall assign or transfer this Agreement without the other party's prior written consent This Agreement shall be binding on and inure to the benefit of each party's permitted successors and assigns.

       8.5 GOVERNING LAW. This Agreement shall be governed by and construed under the substantive and procedural laws of the State of Maine without giving effect to choice of law principles.

       8.6 SEVERABILITY. If any term, provision or condition of this Agreement, or the application thereof to any person or circumstance, shall be invalid, illegal or unenforceable in any respect, the remainder of this Agreement shall be construed without such provision and the application of such term or provision to persons or circumstances other than those as to which it is held invalid, illegal or unenforceable, as the case may be, shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

       8.7 COUNTERPARTS. This Agreement may be executed in any number of duplicate originals and each such duplicate original shall be deemed to constitute one and the same instrument.

       8.8 HEADINGS. The headings of the paragraphs of this Agreement are for convenience only and have no meaning with respect to this Agreement or the rights or obligations of the parties.

       8.9 INDEPENDENT CONTRACTOR. The parties are each independent contractors and nothing herein shall be deemed to establish a relationship of principal and agent between them, nor any of their agents or employees for any purpose whatsoever. This Agreement shall not be construed as constituting the parties as partners, or as creating any other form of legal association or arrangement which would impose liability upon one party for the act or failure to act of the other party.

       8.10 ARBITRATION AND JURISDICTION.

             (a) All disputes arising between ImmuCell and Murray Goulburn under this Agreement shall be settled by arbitration conducted in accordance with the procedures of the commercial Arbitration Rules of the American Arbitration Association, before a panel of three arbitrators, one of whom shall be selected by Murray Goulburn, one of whom shall be selected by ImmuCell, and one of whom shall be selected by Murray Goulburn and ImmuCell (or by the other two arbitrators, if the parties cannot agree). The parties will request an expedited hearing for any dispute related to a nonpayment hereunder, and will otherwise cooperate with each other in causing the arbitration to be held in as efficient and expeditious a manner as practicable. Any arbitration proceeding initiated by Murray Goulburn shall be brought and conducted in Portland, Maine. Any arbitration proceeding initiated by ImmuCell shall be brought and conducted in the Boston, MA. metropolitan area.

             (b) Any award rendered by the arbitrators shall be binding upon the parties hereto and shall be final, subject to review by a court of competent jurisdiction under the statutory standard of review applicable to arbitrations. Judgment upon the award may be entered in any court of competent jurisdiction. Each party shall pay its own expenses of arbitration and the expenses of the arbitrators shall be equally shared except that if, in the opinion of the arbitrators, any claim by a party hereto or any defenses or objection thereto by the other party was unreasonable, the arbitrators may in their discretion assess as part of their award all or any part of the arbitration expenses of the other party (including reasonable attorneys, fees) and expenses of the arbitrators against the party raising such unreasonable claim, defense or objection. Nothing herein shall prevent the parties from settling any dispute by mutual agreement at any time.

            (c) The parties irrevocably and unconditionally (i) agree that any suit, action or other legal proceeding for the review of any arbitration proceeding under this Agreement may be brought in the United States District Court located in Boston, Massachusetts, or, if such court does not have jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in the United States; (ii) consents to the jurisdiction of any such court in any such suit, action or proceedings; and (iii) waives any objection that it may have to the laying of venue of any such suit, action or proceeding in any such court.

       8.11 CONFIDENTIALITY. Murray Goulburn and ImmuCell shall not disclose any Confidential Information of the other party received pursuant to this Agreement or otherwise, or use any such Confidential Information in any manner, or for any purpose, that is not expressly or implicitly permitted hereby, without the prior written consent of such other party. These obligations shall not apply to: (a) information which is known to the receiving party at the time of disclosure or independently developed by the receiving party, and documented by written records; (b) information disclosed to the receiving party by a third party which has a right to make such disclosure; (c) information which becomes patented, published or otherwise part of the public domain as a result of acts by the disclosing party; or (d) disclosures of such Confidential Information to the Affiliates or employees of the disclosing party on a need-to-know basis, provided the disclosing party takes reasonable precautions to preclude any further disclosures of such Confidential Information. Upon request by the party providing the Confidential Information, at the expiration or earlier termination of this Agreement, the other party shall return all Confidential Information and all copies thereof that are in its possession.

       8.12 FORCE MAJEURE EVENTS. Failure of either party to perform its obligations under this Agreement (except the obligation to make payments) shall not subject such party to any liability to the other party if such failure is caused by any cause beyond the reasonable control of such nonperforming party, including, but not limited to, acts of God, fire explosion, flood, drought, war, riot, sabotage, embargo, strikes or other labor trouble, failure in whole or in part of suppliers to deliver on schedule materials, equipment or machinery, interruption of or delay in transportation, a national health emergency or compliance with any order or regulation of any government entity acting with color of right.

       8.13 Except as may be required by applicable law, ImmuCell shall not use Murray Goulburn's name and Murray Goulburn shall not use ImmuCell's name in any sales promotion, advertising or any other form of publicity without the prior written approval of the entity or person whose name is being used, which approval shall not be unreasonably withheld.


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

IMMUCELL CORPORATION          MURRAY GOULBURN CO-OPERATIVE COMPANY, LTD.

By:  /S/ THOMAS C. HATCH             By:  /S/ A.V. LEYSEN

Name:  THOMAS C. HATCH               Name:  A.V. LEYSEN

Date:  NOVEMBER 14, 1997             Date:  NOVEMBER 14, 1997